Exhibit 99.84

DHX Media announces U.S. TV debut of "Ella the Elephant" on Disney Junior and analyst call

HALIFAX, Feb. 5, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, today announced the new animated preschool series Ella the Elephant will premiere on Monday, February 17 on the Disney Junior channel in the U.S. DHX Media is also pleased to provide second quarter analyst call details, below.

Ella the Elephant, an animated preschool series based on the popular books Ella the Elegant Elephant by Carmela and Steve D'Amico, is produced by DHX Media in association with TVO Kids and Fremantle Media Kids & Family Entertainment. The series will air weekdays at 7:00 a.m. ET/ PT and again at 1 p.m. ET/ PT on Disney Junior in the U.S. as well as on weekends at 9 a.m. ET/ PT.

Prior to its acquisition by DHX Media, Cookie Jar Entertainment announced that it had partnered with FremantleMedia for the TV distribution and merchandising rights for 26 half hours of Ella the Elephant and licensed the series to Disney Junior.

DHX Media maintains international distribution rights in the television, brand licensing, home entertainment, and other ancillary categories for Canada, the U.S., Middle East and India, while FremantleMedia serves as the distributor throughout the rest of the world. DHX Media has licensed the series to TVO in Canada, Tele-Quebec, and Yumurcak TV in Turkey, and sold home entertainment rights to Warner Home Video in the U.S.

Analyst call details

The Company will hold a conference call for analysts to discuss its Q2 2014 financial results on Friday, February 14th, 2014 at 10:00 a.m. EST, following the release of its financial results. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 64166583, until midnight EST Friday, February 21st.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

About FremantleMedia

FremantleMedia is one of the leading creators, producers and distributors of television entertainment brands in the world. FremantleMedia is part of RTL Group, the leading European entertainment network, which is in turn majority-owned by the international media company Bertelsmann. FremantleMedia is responsible for many of the world's highest rated prime time entertainment, drama, serial drama, factual entertainment and kids & family programming, with market leading capabilities that extend from content creation to licensing, digital and branded entertainment, gaming and home entertainment. The FremantleMedia Group (which includes FremantleMedia North America, UFA, FremantleMedia UK, FremantleMedia Australia, Ludia, @radical.media and Original Productions, among others) has one of the most comprehensive global networks with operations in 22 countries, creating over 9,200 hours of programming a year, rolling out more than 60 formats and managing over 300 individual titles. The company also distributes more than 20,000 hours of content in over 150 countries. FremantleMedia has some of the world's most sought after and long running formats in its catalogue, and globally produces such programmes as: Idols, Hole In The Wall, Got Talent (co-produced with Syco in the UK and the US), The X Factor (co-produced with Syco in the UK and the US), Take Me Out, Family Feud, The Price is Right, Farmer Wants A Wife, Gute Zeiten Schlechte Zeiten, and Neighbours. www.fremantlemedia.com

About FremantleMedia Kids & Family Entertainment

FremantleMedia Kids & Family Entertainment was founded in 2009 and has quickly become a worldwide leader in the family entertainment business. With 15 titles produced in collaboration with innovative production partners from around the world, FremantleMedia Kids & Family Entertainment is now one of the most dynamic independent producers, licensors and distributors of engaging, entertaining and ground-breaking content in the sector today. The broad and distinctive portfolio, spans four key genres - preschool, kids comedy, action/adventure and tween/teen - and features live-action, 2D animation, CGI and puppetry. FremantleMedia Kids & Family Entertainment content airs globally on leading broadcasters and digital platforms and extends into toys, games and other consumer products across the world.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR
+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 05-FEB-14